                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                       American Industrial Properties REIT
                       -----------------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, $.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   026791 20 2
                                   -----------
                                 (CUSIP Number)

                   Scott A. Wolstein, Chief Executive Officer
                    Developers Diversified Realty Corporation
                             3300 Enterprise Parkway
                              Beachwood, Ohio 44122
                                 (216) 755-5500
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 1999
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 026791 20 2                 13D                           Page 2 of 13

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Developers Diversified Realty Corporation


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)      /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                                    7       SOLE VOTING POWER
                                                 9,756,656
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                                  -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                         9,756,656
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                               -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            9,756,656


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                   -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 46.5%

14       TYPE OF REPORTING PERSON

                                                   CO

CUSIP NO. 026791 20 2                 13D                           Page 3 of 13

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott A. Wolstein

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                    7       SOLE VOTING POWER
                                                  6*
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                           -0-*
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                          6*
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                        -0-*
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  6*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                 -0-*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Less than one percent (1%)*

14       TYPE OF REPORTING PERSON

                                                 IN

* See Item 5(a) for a discussion of Mr. Wolstein's status with, and the fact that he may be deemed to beneficially own all shares held by, Developers Diversified Realty Corporation.

CUSIP NO. 026791 20 2                 13D                           Page 4 of 13

                  This Amendment No. 6 to Schedule 13D is filed to reflect certain additional purchases of Common Shares (as defined herein) under the Purchase Agreement (as defined herein) on August 23, 1999.

ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 6 to Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), issued by American Industrial Properties REIT, a Texas real estate investment trust ("AIP"), to Developers Diversified Realty Corporation, an Ohio corporation ("DDRC"), and Scott A. Wolstein, the Chairman of the Board and Chief Executive Officer of DDRC, pursuant to the Agreements (as defined herein).

                  The principal executive offices of AIP are located at 6210 North Beltline Road, Suite 170, Irving, Texas 75063-2656.

ITEM 2.           IDENTITY AND BACKGROUND

                  This schedule is filed jointly by: (i) DDRC by virtue of its direct ownership of 9,656,656 Common Shares and options to purchase 100,000 Common Shares, and (ii) Scott A. Wolstein by virtue of his direct ownership of 6 Common Shares and his status as the Chairman of the Board and Chief Executive Officer of DDRC (DDRC and Mr. Wolstein collectively, the "Reporting Parties").

                  The principal business and office address of each of the Reporting Persons is 3300 Enterprise Parkway, Beachwood, Ohio 44122.

                  DDRC is a fully integrated real estate investment trust that develops, acquires, owns and manages shopping centers. DDRC is an Ohio corporation. Mr. Wolstein's principal occupation is serving as the Chairman of the Board and Chief Executive Officer of DDRC. Under the Purchase Agreement, Mr. Wolstein has been appointed Chairman of the Board of AIP. Mr. Wolstein is a citizen of the United States.

                  Set forth in Appendix A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of DDRC. Each such person is a citizen of the United States.

                  During the last five years, none of DDRC, Mr. Wolstein or any of the persons named in Appendix A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Under the Share Purchase Agreement dated as of July 30, 1998, between AIP and DDRC, as amended by Amendment No. 1 dated as of September 14, 1998 (as amended, the "Purchase Agreement"), DDRC received 949,147 Common Shares in exchange for $14,711,778.50. DDRC borrowed this amount under its existing credit facility with The First Chicago National Bank, as administrative agent, and certain other banks (the "Credit Facility").

CUSIP NO. 026791 20 2                 13D                           Page 5 of 13


                  Under the Merger Agreement (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements") dated as of July 30, 1998 among AIP, DDRC and DDR Office Flex Corporation, a Delaware corporation ("Merger Sub"), DDRC received 1,258,471 Common Shares and Mr. Wolstein received 6 Common Shares in exchange for their respective interests in Merger Sub. Merger Sub owned five light industrial or office properties and was merged into AIP, with AIP as the survivor of the merger. The closing of the purchase of 949,147 Common Shares and 1,258,477 Common Shares under the Purchase Agreement and the Merger Agreement, respectively, are collectively referred to herein as the "Initial Closing," and the date of the Initial Closing is referred to as the "Initial Closing Date."

                  On November 20, 1998, at the second closing (the "Second Closing" ) under the Purchase Agreement, DDRC received 2,815,192 Common Shares in exchange for the cancellation of $43,635,476 in aggregate principal amount of outstanding debt owed to DDRC by AIP.

                  On December 8 and 9, 1998, DDRC received an aggregate of 606,451 Common Shares in exchange for $9,400,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility.

                  On December 30, 1998, DDRC received 261,935 Common Shares in exchange for $4,059,993 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility.

                  All Common Shares received by DDRC under the Agreements prior to January 15, 1999 were purchased from AIP at a price of $15.50 per Common Share.

                  On January 15, 1999, DDRC received 3,410,615 Common Shares in exchange for $48,800,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement and the cancellation of $3,000,000 in aggregate principal amount of outstanding debt owed to DDRC by AIP. DDRC borrowed these amounts under the Credit Facility. 1,543,005 Common Shares were purchased at a price of $15.50 per Common Share and 1,867,610 Common Shares were purchased at a price of $14.93 per Common Share.

                  On August 23, 1999, DDRC received 354,839 Common Shares in exchange for $5,500,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility. DDRC purchased these shares at a price of $15.50 per Common Share.

                  DDRC anticipates funding the additional purchases of Common Shares and Preferred Shares (as defined herein) described in Item 4(a) through a combination of all or some of the following: working capital, borrowings under the Credit Facility, and the issuance of medium-term notes or equity securities under a shelf registration statement.

ITEM 4.           PURPOSE OF TRANSACTION

                  Except as described below, neither of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

                  (a) From time to time during the period commencing on the date of the Second Closing and ending on the second anniversary of that date, AIP has the option to sell to DDRC the

CUSIP NO. 026791 20 2                 13D                           Page 6 of 13

additional shares described in the first sentence of the following paragraph (the "Additional Purchased Shares") for an aggregate purchase price that may not exceed $200,000,000 (the "Additional Purchase Option") solely for the purpose of funding property acquisitions approved by a majority of the members of the Board of Trust Managers (those members, the "Managers" and that board, the "Board") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. The Additional Purchase Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

                  The Additional Purchased Shares may consist of any combination of the following, as AIP elects: (i) Common Shares, at a price of $15.50 per share, or (ii) Series A Convertible Preferred Shares, $.01 par value per share (the "Preferred Shares"), that are convertible into Common Shares after the expiration of the Standstill Period (as defined herein), at a price of $14.00 per share, but if DDRC would own, as a result of any such sale and purchase, in excess of 49.9% of the outstanding Common Shares (the "Forty-Nine Percent Threshold"), then AIP may sell only Preferred Shares to DDRC. The price per share of the Additional Purchased Shares is subject to adjustment if the ten trading day average price per Common Share on the NYSE falls below $12.12 per share and in the event of any share split, subdivision, combination, merger, reclassification or share dividend.

                  After the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, the Additional Purchase Option is not exercisable on any date on which: (i) the closing price per common share, without par value, of DDRC (each, a "DDRC Common Share"), was equal to or less than $18.00, or (ii) the aggregate value of all Common Shares and Preferred Shares purchased by DDRC in accordance with the Purchase Agreement, determined based upon the amount paid by DDRC for such shares, exceeds ten percent (10%) of DDRC's Market Capitalization as of the last trading day prior to such date. "DDRC's Market Capitalization" means for any date (with the value of DDRC's publicly-traded securities determined by reference to the reported trading prices for the last trading day prior to such date when available and, when not available, based upon a certificate of the chief financial officer of DDRC who will, in good faith, value such securities): (i) the aggregate value of all of DDRC's equity securities then issued and outstanding, including DDRC Common Shares, and DDRC's preferred and convertible securities, determined on a fully-diluted basis, plus (ii) the then outstanding aggregate principal amount of the indebtedness of DDRC and any subsidiary of DDRC. The term of the Additional Purchase Option is extended by one day for each day that the Additional Purchase Option cannot be exercised because of this limitation. In addition, the purchase price of all Common Shares and Preferred Shares issued to DDRC under that certain unit repurchase agreement entered into among DDRC, AIP and the investors named therein, related to the properties known as Tech 29, reduces the amount of the Additional Purchase Option on a dollar for dollar basis.

                  At the Initial Closing, Mr. Wolstein was awarded options to purchase 100,000 Common Shares at a purchase price of $12.875 per Common Share (the closing price on the NYSE of one Common Share on the day prior to the Initial Closing Date). Mr. Wolstein assigned his options to DDRC as of the Initial Closing Date. All of those options vested on the Second Closing Date.

                  (b) Under the Merger Agreement, Merger Sub was merged with and into AIP, with AIP as the survivor of such merger.

                  (c) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

                  (d) Under the Purchase Agreement, the Board was expanded to 11 members. DDRC has the right to nominate four Managers, including the Chairman of the Board. At the Initial Closing, DDRC nominated Mr. Wolstein, James A. Schoff, Albert T. Adams and Robert H. Gidel for election as

CUSIP NO. 026791 20 2                 13D                           Page 7 of 13

Managers. The Board elected each of Messrs. Wolstein, Schoff, Adams and Gidel to the Board, with Mr. Wolstein serving as its Chairman. Since DDRC purchased all of the Remaining Shares prior to the expiration of the 180 Day Period, DDRC may continue to nominate four Managers for so long as it retains its Common Share holdings, with reductions in the number of nominees on a graded scale to zero when it holds less than 25% of the shares acquired under the Agreements. One Manager (not nominated by DDRC) is to retire prior to AIP's next annual meeting of shareholders, at which time the Board will be reduced to 10 members.

                  (e) Except as described herein, the Reporting Persons are not aware of any changes to AIP's present capitalization or dividend policy.

                  (f) Except as described herein, the Reporting Persons are not aware of any material changes in AIP's business or corporate structure resulting from this transaction.

                  (g) DDRC and the Significant Shareholders (as defined herein) are parties to voting agreements described in Item 6(b). These agreements may impede a change of control of AIP.

                  (h) The Reporting Persons are not aware of any such plan or proposal.

                  (i) The Reporting Persons are not aware of any such plan or proposal.

                  (j) The Reporting Persons are not aware of any such actions other than those described herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) DDRC beneficially owns 9,756,656 Common Shares, which includes 100,000 Common Shares subject to options that vested on the Second Closing, representing approximately 46.5% of the outstanding Common Shares. Mr. Wolstein, as an individual, beneficially owns six Common Shares, representing less than 1% of the outstanding Common Shares. As the Chairman of the Board and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to beneficially own 9,756,656 Common Shares, consisting of all of the Common Shares and options to purchase Common Shares owned by DDRC and Mr. Wolstein, collectively, representing approximately 46.5% of the outstanding Common Shares.

                  The Common Shares and Preferred Shares, as applicable, to be acquired by DDRC under the Additional Purchase Option have not been included in determining the beneficial ownership of DDRC or Mr. Wolstein, because the acquisition of these shares remains subject to a number of contingencies, as described herein.

                  (b) DDRC has the sole power to vote and dispose of the 9,656,656 Common Shares Common Shares listed as owned by it in Item 5(a) and has the sole power to exercise the options to purchase the 100,000 Common Shares described in Item 5(a) and to vote and dispose of those Common Shares. Mr. Wolstein has the sole power to vote and dispose of the six Common Shares listed as owned by him in Item 5(a). As the Chairman of the Board and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to have the power to vote and dispose of the Common Shares owned by DDRC.

                  (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

CUSIP NO. 026791 20 2                 13D                           Page 8 of 13

                  (d) Neither Reporting Person knows of any other person who has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a)      Purchase Agreement.
                           -------------------

                           (i) Standstill Provisions. From the Initial Closing
Date until the third anniversary of the Second Closing Date, DDRC is subject to a standstill provision that limits DDRC's ability to: acquire Common Shares, other than under the Purchase Agreement; act with others as a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; solicit proxies or submit shareholder proposals in opposition to a majority of the Board; assist or encourage others in purchasing in excess of five percent of the Common Shares; and seek to control the management or policies of AIP.

                           (ii) Anti-Dilution. If DDRC's beneficial ownership of
Common Shares falls below forty percent (40%) of the outstanding Common Shares on a fully diluted basis (the "Forty Percent Threshold"), DDRC has the right to purchase, at a price of $15.50 per Common Share, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold. The purchase price of all Common Shares issued pursuant to this option will reduce the Additional Purchase Option on a dollar for dollar basis.

                  If DDRC's beneficial ownership of Common Shares falls below the Forty Percent Threshold after the Additional Purchase Option has been exhausted or otherwise terminated, then, notwithstanding the standstill provisions described in Item 6(a)(i), DDRC has the right (to the extent permitted by law) to purchase, in the open market or in one or more privately negotiated transactions, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold.

                           (iii) Additional Purchase Option. The Additional
Purchase Option is described in Item 4(a).

                           (iv)  Right to Nominate Managers. DDRC's right to
nominate Managers is described in Item 4(d).

                           (v)   Open Market Purchases. Notwithstanding any
other provision of the Purchase Agreement, DDRC may, from time to time, purchase Common Shares with an aggregate value (determined based on the price paid by DDRC in each such transaction) that does not exceed $10,000,000 in one or more open market transactions, which purchases will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, but DDRC may not make any such purchase if, as a result of such purchase, DDRC would own in excess of the Forty-Nine Percent Threshold.

                  (b) VOTING AGREEMENTS. DDRC is a party to separate voting agreements with each of the following shareholders of AIP (the "Significant Shareholders"): (i) LaSalle Advisors Capital Management, Inc. and ABKB/LaSalle Securities Limited Partnership (the "LaSalle Entities"); (ii) Morgan

CUSIP NO. 026791 20 2                 13D                           Page 9 of 13

Stanley Asset Management Inc., on behalf of certain of its clients with respect to shares of AIP over which it exercises investment discretion, and MS Real Estate Special Situations, Inc. (the "Morgan Entities"); and (iii) USAA Real Estate Company ("USAA"). The voting agreement with the LaSalle Entities is subject to the LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The voting agreements provide that each Significant Shareholder agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. In the Purchase Agreement, DDRC has agreed to vote its Common Shares in favor of the nominees of each Significant Shareholder for so long such Significant Shareholder has a right to nominate a Manager. The previously disclosed voting agreement with Praedium II Industrial Associates LLC terminated at the Second Closing.

                  (c) REGISTRATION RIGHTS AGREEMENT. AIP and DDRC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Shares. The Registration Rights Agreement provides that DDRC may make up to three demands to have Common Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations on other stockholders exercising their demand rights.

                  DDRC has the right to require that AIP file and have declared effective a shelf registration statement to remain effective for three years from the date such registration statement is declared effective. DDRC also has certain "piggy-back" registration rights. DDRC must be notified prior to the filing of any registration statement under the Securities Act by AIP. DDRC may include Common Shares in any such registration statement. AIP must use its best efforts to include any such Common Shares in that registration statement.

                  DDRC's rights under the Registration Rights Agreement rank pari passu with those of the Significant Shareholders under similar agreements with AIP.

CUSIP NO. 026791 20 2                 13D                          Page 10 of 13

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D*

                  B.       Share Purchase Agreement(1)

                  C.       Amendment No. 1 to the Share Purchase Agreement**

                  D.       Merger Agreement(1)

                  E.       Voting Agreement between DDRC and the LaSalle
                           Entities**

                  F.       Voting Agreement between DDRC and Praedium(1)

                  G.       Voting Agreement between DDRC and the Morgan
                           Entities(1)

                  H.       Voting Agreement between DDRC and USAA(1)

                  I.       Registration Rights Agreement(1)

                  J.       Credit Facility(2)

*        Filed herewith.

**       Previously filed.

(1) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on August 5, 1998, Commission file number 1-9016.

(2) Incorporated by reference herein from DDRC's Annual Report on Form 10-K filed with the Commission on March 31, 1998, Commission file number 1-11690.

CUSIP NO. 026791 20 2                 13D                          Page 11 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                         DEVELOPERS DIVERSIFIED REALTY
                                         CORPORATION, an Ohio corporation


                                         By: /s/ Scott A. Wolstein
                                         Name:  Scott A. Wolstein
                                         Title: Chairman of the Board and Chief
                                                 Executive Officer





                                                 /s/ Scott A. Wolstein
                                                     Scott A. Wolstein



Dated as of August 23, 1999

CUSIP NO. 026791 20 2                 13D                          Page 12 of 13

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF DEVELOPERS DIVERSIFIED REALTY CORPORATION
                  The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of Developers Diversified Realty Corporation, an Ohio corporation ("DDRC").

                                      Principal Occupation or Employment and
                                      Name, Principal Business and Address
                                      of Organization in which Employment is
Name and Business Address             Conducted(1)
-------------------------             ------------
A. Directors of DDRC

Scott A. Wolstein(2)                  Chairman of the Board and Chief Executive
                                      Officer of DDRC (real estate investment
                                      trust); Chairman of the Board of American
                                      Industrial Properties REIT (real estate
                                      investment trust)


James A. Schoff(2)                    Vice Chairman of the Board and Chief
                                      Investment Officer of DDRC (real estate
                                      investment trust)

William N. Hulett III                 Vice Chairman of the Board of Bridge
6127 Chagrin River Road               Street Accommodations, Inc. (lodging
Bentleyville, OH 44022                industry)


Ethan Penner                          Founder of The Penner Group (financial
101 California Street                 industry)
Suite 4225
San Francisco, CA 94111

Albert T. Adams                       Partner, Baker & Hostetler LLP (law firm)
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Dean S. Adler                         Principal, Lubert-Adler Partners, L.P.
Belgravia, 8th Floor                  (real estate investments)
1811 Chesnut Street
Philadelphia, PA 19103

Barry A. Sholem                       Co-Chairman, Donaldson, Lufkin & Jenrette,
2121 Avenue of the Stars              Inc. Real Estate Capital Partners (real
Los Angeles, CA 90667                 estate investments)


--------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person 3300 Enterprise Parkway, Beachwood, Ohio 44122.

CUSIP NO. 026791 20 2                 13D                          Page 13 of 13


                                      Principal Occupation or Employment and
                                      Name, Principal Business and Address of
                                      Organization in which Employment is
Name and Business Address             Conducted(1)
-------------------------             ------------

B. Executive Officers of DDRC

Scott A. Wolstein(2)                  See A. above

James A. Schoff(2)                    See A. above
David M. Jacobstein(2)                President and Chief Operating Officer

Daniel B. Huerwitz(2)                 Executive Vice President and Director of
                                      Leasing

Eric M. Mallory(2)                    Vice President and Director of Development

Joan U. Allgood(2)                    Vice President and General Counsel

Loren F. Henry(2)                     Vice President and Director of Management

William H. Schafer(2)                 Vice President and Chief Financial Officer

Steven M. Dorsky(2)                   Regional Vice President of Leasing

Robin R. Walker-Gibbons(2)            Regional Vice President of Leasing

-----------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person 3300 Enterprise Parkway, Beachwood, Ohio 44122.

                                                                       EXHIBIT A

                  This Exhibit A to Amendment No. 6 to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, Developers Diversified Realty Corporation and Scott A. Wolstein, hereby agree that the Amendment No. 6 to Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned.


                                         DEVELOPERS DIVERSIFIED REALTY
                                         CORPORATION, an Ohio corporation

                                         By: /s/ Scott A. Wolstein
                                         Name:  Scott A. Wolstein
                                         Title: Chairman of the Board and Chief
                                                Executive Officer


                                                  /s/ Scott A. Wolstein
                                                      Scott A. Wolstein



Dated as of August 23, 1999